                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                                  SANDOZ LTD.

                                  SL SUB CORP.

                                      and

                            GERBER PRODUCTS COMPANY





                                  May 21, 1994

                               TABLE OF CONTENTS


                                                                   PAGE
                                                                   ----
RECITALS

                                  ARTICLE I

THE OFFER         . . . . . . . . . . . . . . . . . . . . . . . . . 2

               1.1    The Offer   . . . . . . . . . . . . . . . . . 2
               1.2    Company Action  . . . . . . . . . . . . . . . 3

                                  ARTICLE II

THE MERGER; EFFECTIVE TIME; CLOSING . . . . . . . . . . . . . . . . 5

               2.1    The Merger  . . . . . . . . . . . . . . . . . 5
               2.2    Effective Time  . . . . . . . . . . . . . . . 5
               2.3    Closing   . . . . . . . . . . . . . . . . . . 6

                                 ARTICLE III

SURVIVING CORPORATION . . . . . . . . . . . . . . . . . . . . . . . 6

               3.1    Articles of Incorporation   . . . . . . . . . 6
               3.2    By-Laws   . . . . . . . . . . . . . . . . . . 6
               3.3    Directors   . . . . . . . . . . . . . . . . . 6
               3.4    Officers  . . . . . . . . . . . . . . . . . . 6

                                  ARTICLE IV

MERGER CONSIDERATION; CONVERSION OR CANCELLATION
         OF SHARES IN THE MERGER  . . . . . . . . . . . . . . . . . 7

               4.1    Share Consideration for the
                      Merger; Conversion or Cancella-
                      tion of Shares in the Merger  . . . . . . . . 7
               4.2    Shareholders' Meeting   . . . . . . . . . . . 8
               4.3    Payment for Shares in the Merger  . . . . . . 9
               4.4    Transfer of Shares After the
                      Effective Time  . . . . . . . . . . . . . . . 11
               4.5    Stock Options   . . . . . . . . . . . . . . . 11

                                                                   PAGE
                                                                   ----
                                          ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY . . . . . . . . . . . 11

               5.1     Corporate Organization and
                       Qualification  . . . . . . . . . . . . . . . 11
               5.2     Capitalization   . . . . . . . . . . . . . . 12
               5.3     Authority Relative to This
                       Agreement  . . . . . . . . . . . . . . . . . 13
               5.4     Consents and Approvals; No
                       Violation  . . . . . . . . . . . . . . . . . 13
               5.5     Compliance   . . . . . . . . . . . . . . . . 15
               5.6     SEC Reports; Financial
                       Statements   . . . . . . . . . . . . . . . . 15
               5.7     Absence of Certain Changes or
                       Events   . . . . . . . . . . . . . . . . . . 17
               5.8     Litigation   . . . . . . . . . . . . . . . . 18
               5.9     Proxy Statement; Offer
                       Documents  . . . . . . . . . . . . . . . . . 18
               5.10    Taxes  . . . . . . . . . . . . . . . . . . . 19
               5.11    Employee Benefit Plans; Labor
                       Matters  . . . . . . . . . . . . . . . . . . 19
               5.12    Environmental Laws and
                        Regulations . . . . . . . . . . . . . . . . 21
               5.13    Tangible Property  . . . . . . . . . . . . . 21
               5.14    Intangible Property  . . . . . . . . . . . . 22
               5.15    Certain Agreements   . . . . . . . . . . . . 22
               5.16    Brokers and Finders  . . . . . . . . . . . . 22
               5.17    Opinions of Financial Advisors   . . . . . . 23

                                          ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND
         NEWCO    . . . . . . . . . . . . . . . . . . . . . . . . . 23

               6.1     Corporate Organization and
                       Qualification  . . . . . . . . . . . . . . . 23
               6.2     Authority Relative to This
                       Agreement  . . . . . . . . . . . . . . . . . 23
               6.3     Consents and Approvals; No
                       Violation  . . . . . . . . . . . . . . . . . 24
               6.4     Annual Report; Financial
                       Statements   . . . . . . . . . . . . . . . . 25
               6.5     Proxy Statement; Schedule
                       14-D-9   . . . . . . . . . . . . . . . . . . 25
               6.6     Financing  . . . . . . . . . . . . . . . . . 25
               6.7     Interim Operations of Newco  . . . . . . . . 25

                                                                   PAGE
                                                                   ----
               6.8     Brokers and Finders  . . . . . . . . . . . . 25

                                          ARTICLE VII

ADDITIONAL COVENANTS AND AGREEMENTS . . . . . . . . . . . . . . . . 26

               7.1    Conduct of Business of the
                      Company   . . . . . . . . . . . . . . . . . . 26
               7.2    Acquisition Proposals   . . . . . . . . . . . 29
               7.3    All Reasonable Efforts  . . . . . . . . . . . 30
               7.4    Access to Information   . . . . . . . . . . . 31
               7.5    Publicity   . . . . . . . . . . . . . . . . . 32
               7.6    Indemnification of Directors and
                      Officers  . . . . . . . . . . . . . . . . . . 32
               7.7    Filings under the NYIC  . . . . . . . . . . . 33
               7.8    Employees   . . . . . . . . . . . . . . . . . 33
               7.9    Company Board Representation;
                      Section 14(f)   . . . . . . . . . . . . . . . 35
               7.10   Notification of Certain
                      Matters   . . . . . . . . . . . . . . . . . . 36

                                          ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER  . . . . . . . . . . . . . 37

               8.1    Condition to Each Party's Obliga-
                      tions to Effect the Merger  . . . . . . . . . 37

                                          ARTICLE IX

TERMINATION; WAIVER . . . . . . . . . . . . . . . . . . . . . . . . 38

               9.1    Termination by Mutual Consent   . . . . . . . 38
               9.2    Termination by Either Parent
                      or the Company  . . . . . . . . . . . . . . . 38
               9.3    Termination by Parent   . . . . . . . . . . . 38
               9.4    Termination by the Company  . . . . . . . . . 39
               9.5    Effect of Termination   . . . . . . . . . . . 40
               9.6    Extension; Waiver   . . . . . . . . . . . . . 40

                                          ARTICLE X

MISCELLANEOUS AND GENERAL . . . . . . . . . . . . . . . . . . . . . 40

               10.1     Payment of Expenses
                        and other Payments  . . . . . . . . . . . . 40
               10.2     Survival of Representations
                        and Warranties; Survival of
                        Confidentiality   . . . . . . . . . . . . . 41

                                                                   PAGE
                                                                   ----
               10.3     Modification or Amendment   . . . . . . . . 41
               10.4     Waiver of Conditions  . . . . . . . . . . . 42
               10.5     Counterparts  . . . . . . . . . . . . . . . 42
               10.6     Governing Law   . . . . . . . . . . . . . . 42
               10.7     Notices   . . . . . . . . . . . . . . . . . 42
               10.8     Entire Agreement; Assignment  . . . . . . . 43
               10.9     Parties in Interest   . . . . . . . . . . . 43
               10.10    Certain Definitions   . . . . . . . . . . . 44
               10.11    Obligation of Parent  . . . . . . . . . . . 44
               10.12    Validity  . . . . . . . . . . . . . . . . . 45
               10.13    Captions  . . . . . . . . . . . . . . . . . 45
               10.14    Specific Performance  . . . . . . . . . . . 45

ANNEX A

                          AGREEMENT AND PLAN OF MERGER


        AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of May 21, 1994, by and among Sandoz Ltd., a corporation organized under the laws of Switzerland ("Parent"), SL Sub Corp., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Newco"), and Gerber Products Company, a Michigan corporation (the "Company").


                                    RECITALS

        WHEREAS, the Board of Directors of the Company, including all of the disinterested directors of the Company, has, subject to the conditions of this Agreement, determined that each of the Offer and the Merger (each as defined below) is in the best interests of the shareholders of the Company and approved and adopted this Agreement and the transactions contemplated hereby; and

        WHEREAS, in furtherance thereof, it is proposed that Newco shall make a tender offer (the "Offer") to acquire all of the outstanding shares of common stock, par value $2.50 per share, of the Company (the "Shares"), together with the associated Rights (as hereafter defined), at a price of $53.00 per Share (such amount, or any greater amount per Share paid pursuant to the Offer, being hereinafter referred to as the "Per Share Amount"), net to the seller in cash, in accordance with the terms and subject to the conditions of this Agreement; and

        WHEREAS, Parent, Newco and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger.

        NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, Parent, Newco and the Company hereby agree as follows:

                                  ARTICLE I


                                   THE OFFER

        1.1 The Offer. (a) Provided that this Agreement shall not have been terminated in accordance with Article IX and none of the events or conditions set forth in Annex A shall have occurred and be existing, Newco shall commence the Offer not later than the fifth business day from and including the date of initial public announcement of this Agreement. Newco shall accept for payment Shares which have been validly tendered and not withdrawn pursuant to the Offer at the earliest practicable time following expiration of the Offer that all conditions to the Offer shall have been satisfied or waived by Newco. The obligation of Newco to commence the Offer shall be subject only to the conditions set forth in Annex A hereto, and the obligation of Newco to accept for payment, purchase and pay for Shares tendered pursuant to the Offer shall be subject only to such conditions and to the further condition that a number of Shares representing not less than a majority of the Shares outstanding on a fully diluted basis shall have been validly tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Condition"). Newco expressly reserves the right to waive any such condition, to increase the price per Share payable in the Offer and to make any other changes in the terms and conditions of the Offer; provided, however, that unless previously approved by the Company in writing, no change in the Offer may be made (i) which decreases the price per Share payable in the Offer, (ii) which changes the form of consideration to be paid in the Offer, (iii) which reduces the maximum number of Shares to be purchased in the Offer or the Minimum Condition, (iv) which imposes conditions to the Offer in addition to those set forth in Annex A hereto or which modifies the conditions set forth in Annex A or (v) which amends any other term of the Offer in a manner adverse to the holders of the Shares. Notwithstanding the foregoing, Newco shall, and Parent agrees to cause Newco to, extend the Offer at any time up to November 30, 1994 for one or more periods of not more than 10 Business Days, if at the initial expiration date of the Offer, or any extension thereof, the condition to the Offer requiring approval of the New York Department (as defined herein) for Parent's indirect acquisition of GLIC (as defined herein) is not satisfied or waived. Subject to the terms and conditions of the Offer and this Agreement, Newco shall, and Parent shall cause Newco to, pay for all Shares validly tendered and not withdrawn pursuant to the Offer that Newco becomes obligated to purchase pursuant to the Offer as soon as practicable after the expiration of the Offer.

           (b) As soon as practicable on the date of commencement of the Offer, Newco shall file with the Securities and Exchange Commission (the "SEC") a Tender Offer Statement on Schedule 14D-1 with respect to the Offer (together with any supplements or amendments thereto, the "Offer Documents"). The Offer Documents will comply in all material respects with the provisions of applicable federal securities laws. Parent, Newco and the Company each agree to correct promptly any information provided by them for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect and Newco further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given an opportunity to review and comment upon the Offer Documents and any amendments thereto prior to the filing thereof with the SEC.

        1.2 Company Action. (a) The Company hereby approves of and consents to the Offer and represents that the Board of Directors, including all of the disinterested directors, at a meeting duly called and held, has, subject to the terms and conditions set forth herein, unanimously (i) approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, and that such approval constitutes approval of the Offer, this Agreement and the Merger for purposes of (A) Section 775 through Section 784 of the Business Corporation Act of the State of Michigan (the "BCA"), (B) Article VIII of the Company's Restated Articles of Incorporation and (C) the Rights Agreement (as herein defined in Section 4.1(a)), and (ii) resolved to recommend that the shareholders of the Company accept the Offer, tender their Shares thereunder to Newco and approve and adopt this Agreement and the Merger; provided, that such recommendation may be withdrawn, modified or amended if in the opinion of the Board of Directors, after consultation with independent legal counsel, such recommendation would be inconsistent with its fiduciary duties to the Company's shareholders under applicable law. The Company consents to the inclusion of such recommendation and approval in the Offer Documents.

           (b) The Company hereby agrees to file with the SEC as soon as practicable on the date of commencement of the Offer a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the "Schedule 14D-9") containing the recommendation described in Section 1.2(a). The Schedule 14D-9 will comply in all material respects with the provisions of applicable federal securities laws. The Company, Parent and Newco each agree promptly to correct any information provided by them for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by applicable federal securities laws. Notwithstanding anything to the contrary in this Agreement, the Board of Directors may withdraw, modify or amend its recommendation if in the opinion of the Board of Directors, after consultation with independent legal counsel, such recommendation would be inconsistent with its fiduciary duties to the Company's shareholders under applicable law. Any such withdrawal, modification or amendment shall not constitute a breach of this Agreement.

           (c) In connection with the Offer, the Company shall promptly furnish Parent and Newco with mailing labels, security position listings and any available listing or computer files containing the names and addresses of the record holders of the Shares as of a recent date and shall furnish Newco with such additional information and assistance (including, without limitation, updated lists of shareholders, mailing labels and lists of securities positions) as Newco or its agents may reasonably request in communicating the Offer to the record and beneficial holders of Shares. Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer or the Merger, Parent, Newco and their affiliates, associ-
 ates, agents and advisors shall use the information contained in any such labels, listings and files only in connection with the Offer and the Merger, and, if this Agreement shall be terminated, will deliver to the Company all copies of such information then in their possession.


                                 ARTICLE II


                      THE MERGER; EFFECTIVE TIME; CLOSING

        2.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 2.2), the Company and Newco shall consummate a merger (the "Merger") pursuant to which (a) Newco shall be merged with and into the Company and the separate corporate existence of Newco shall thereupon cease, (b) the Company shall be the successor or surviving corporation in the Merger and shall continue to be governed by the laws of the State of Michigan, and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The corporation surviving the Merger is sometimes hereinafter referred to as the "Surviving Corporation." The Merger shall have the effects set forth in the BCA and the Delaware General Corporation Law (the "DGCL").

        2.2 Effective Time. Parent, Newco and the Company will cause an appropriate Certificate of Merger (the "Certificate of Merger") to be executed and filed on the date of the Closing (as defined in Section 2.3) (or on such other date as Parent and the Company may agree) with the Michigan Department of Commerce, Corporation and Securities Bureau, Corporation Division as provided in the BCA and the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective on the date on which the Certificate of Merger has been duly filed with the Michigan Department of Commerce, Corporations and Securities Bureau, Corporation Division and the Secretary of State of the State of Delaware or such time as is agreed upon by the parties and specified in the Certificate of Merger, and such time is hereinafter referred to as the "Effective Time."

        2.3 Closing. The closing of the Merger (the "Closing") shall take place (a) at the offices of Skadden, Arps, Slate, Meagher & Flom, 333 West Wacker Drive, Chicago, Illinois, at 10:00 a.m. on the first business day following the date on which the last of the conditions set forth in Article VIII hereof shall be fulfilled or waived in accordance with this Agreement or (b) at such other place, time and date as Parent and the Company may agree.


                                 ARTICLE III


                             SURVIVING CORPORATION

        3.1 Articles of Incorporation. The Restated Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Restated Articles of Incorporation.

        3.2 By-Laws. The By-Laws of the Company, as in effect immediately prior to the Effective Time, shall be the By-Laws of the Surviving Corporation until thereafter amended as provided by law, the Restated Articles of Incorporation of the Surviving Corporation and such By-Laws.

        3.3 Directors. The directors of Newco at the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Articles of Incorporation and By-Laws.

        3.4 Officers. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Articles of Incorporation and By-Laws.

                                 ARTICLE IV


              MERGER CONSIDERATION; CONVERSION OR CANCELLATION OF
                              SHARES IN THE MERGER

        4.1 Share Consideration for the Merger; Conversion or Cancellation of Shares in the Merger. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any Shares or capital stock of
Newco:

           (a) Each Share, together with the associated right to purchase shares of Series A Junior Participating Preferred Stock (the "Rights"), pursuant to the Rights Agreement, dated as of July 25, 1990, by and between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agreement"), issued and outstanding immediately prior to the Effective Time (other than Shares and Rights to be cancelled and retired pursuant to Section 4.1(b)) shall, by virtue of the Merger and without any action on the part of Newco, the Company or the holder thereof, be cancelled and extinguished and converted into the right to receive, pursuant to Section 4.3, the Per Share Amount in cash (the "Merger Consideration"), payable to the holder thereof, without interest thereon, less any required withholding of taxes, upon the surrender of the certificate formerly representing such Share.

           (b) At the Effective Time, each Share and Right, if any, issued and outstanding and owned by any of Parent, Newco or any direct or indirect wholly owned subsidiary of Parent, or any of the Company's direct or indirect wholly owned subsidiaries or authorized but unissued or treasury shares held by the Company immediately prior to the Effective Time shall cease to be outstanding, be cancelled and retired without payment of any consideration therefor and cease to exist.

           (c) At the Effective Time, each share of common stock of Newco issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

        4.2 Shareholders' Meeting. (a) The Company, acting through the Board of Directors, shall, if required by applicable law in order to consummate the Merger:

                (i) duly call, give notice of, convene and hold a special meeting of its shareholders (the "Shareholders Meeting"), to be held as soon as practicable after Newco shall have purchased Shares pursuant to the Offer, for the purpose of considering and taking action upon this Agreement and the transactions contemplated hereby;

                (ii) prepare and file the Proxy Statement (as defined in Section 5.9 hereof) with the SEC as promptly as practicable after the purchase of Shares by Newco pursuant to the Offer;

                (iii) include in the Proxy Statement the unanimous recommendation of the Board of Directors that shareholders of the Company vote in favor of the approval and adoption of this Agreement and the transactions contemplated hereby unless, in the opinion of the Board of Directors after consultation with independent legal counsel, the inclusion of such recommendation would be inconsistent with its fiduciary duties to the Company's shareholders under applicable law; and

                (iv) use all reasonable efforts (A) to obtain and furnish the information required to be included by it in the Proxy Statement and, after consultation with Parent and Newco, respond promptly to any comments made by the SEC with respect to the Proxy Statement and any preliminary version thereof and cause the Proxy Statement to be mailed to its shareholders at the earliest practicable time following the expiration or termination of the Offer and (B) to obtain the necessary approvals by its shareholders of this Agreement and the transactions contemplated hereby unless, in the opinion of the Board of Directors after consultation with independent legal counsel, obtaining such approvals would be inconsistent with its fiduciary duties to the Company's shareholders under applicable law.

        At such meeting, Parent, Newco and their affiliates will vote all Shares owned by them in favor of approval and adoption of this Agreement and the transactions contemplated hereby.

           (b) Notwithstanding the foregoing, in the event that Newco shall acquire at least 90 percent of the then outstanding Shares, the parties hereto agree, at the request of Newco, subject to Article VIII, to take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 711 of the BCA and Section 253 of the DGCL, as soon as reasonably practicable after such acquisition, without a meeting of the shareholders of the Company.

        4.3 Payment for Shares in the Merger. The manner of making payment for Shares in the Merger shall be as follows:

           (a) At the Effective Time, Newco shall make available to a bank or trust company located in the United States with assets in excess of $500,000,000 selected by Parent after consultation with the Company (the "Paying Agent"), for the benefit of the holders of Shares, the funds necessary to make the payments contemplated by Section 4.1 (the "Exchange Fund"). The Paying Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration out of the Exchange Fund. The Exchange Fund, other than any interest thereon (which shall be retained by Parent), shall not be used for any other purpose.

           (b) Promptly after the Effective Time, the Paying Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares, other than holders of certificates which represent Shares cancelled and retired pursuant to Section 4.1(b) (the "Certificates"), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates for payment therefor.

Upon surrender of Certificates for cancellation to the Paying Agent, together with such letter of transmittal duly completed and executed and any other documents required by such instructions, the holder of such Certificates shall be entitled to receive for each of the Shares formerly represented by such Certificates the Merger Consideration, without any interest thereon, less any required withholding of taxes, and the Certificates so surrendered shall forthwith be cancelled. If payment is to be made to a person other than the person in whose name a Certificate so surrendered is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such payment shall pay to the Paying Agent any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Paying Agent that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 4.3(b), each Certificate (other than Certificates representing Shares held in the Company's treasury or by Newco, or by any subsidiary of the Company or Newco) shall represent for all purposes only the right to receive for each Share represented thereby the Merger Consideration.

           (c) At any time following the sixth month after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates (including, without limitation, all interest and other income received by the Paying Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat and other similar laws) as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate for any Merger Consideration delivered in respect of such Certificate or the Shares formerly represented thereby to a public official pursuant to any abandoned property, escheat or other similar law.

        4.4 Transfer of Shares After the Effective Time. No transfers of Shares shall be made on the stock transfer books of the Company after the close of business on the day prior to the date of the Effective Time.

        4.5 Stock Options. After the Effective Time, each option ("Option") which has been granted under the Company's Stock Ownership Program or any predecessor plans thereto (together, the "Option Plans") and is outstanding at the Effective Time, whether or not then exercisable, will be exchanged for, and the holder of each such Option will be entitled to receive upon surrender of the Option for cancellation, cash equal to the product of the following:

           (a) the difference between the Per Share Amount and the exercise price of each such Option; times

           (b)  the number of Shares covered by such Option.


                                   ARTICLE V


                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company hereby represents and warrants to Parent and Newco that:

        5.1 Corporate Organization and Qualification. Each of the Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation and is qualified and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except where failure to so qualify or be in good standing would not, individually or in the aggregate, have a Material Adverse Effect (as hereinafter defined in Section 10.10). Each of the Company and its subsidiaries has all requisite power and authority (corporate or otherwise) to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not have a Material Adverse Effect. The Company has heretofore made available to Parent complete and correct copies of its Restated

Articles of Incorporation and By-Laws. Such Restated Articles of Incorporation and By-Laws are in full force and effect and the Company is not in violation of any provision of its Restated Articles of Incorporation or By-Laws. Set forth on Schedule 5.1 is a true and complete list of all direct and indirect subsidiaries of the Company, setting forth, for each subsidiary, its name, its jurisdiction of organization and the percentage ownership of its authorized capital stock or other equity interests by the Company and its subsidiaries.

        5.2 Capitalization. The authorized capital stock of the Company consists of (i) 200,000,000 Shares, of which 69,519,935 Shares are issued and outstanding (without taking into account any changes as a result of the issuance of shares pursuant to the exercise of outstanding options or the issuance of up to 15,000 shares pursuant to the Company's Stock Ownership Plan or Annual Bonus
Plan) and (ii) 5,000,000 shares of preferred stock, par value $1.00 per share, none of which is issued or outstanding. All of the outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable and were not issued in violation of any preemptive rights. As of the date hereof, options to acquire 1,705,537 Shares were outstanding. Except as set forth on Schedule 5.1 or 5.2, (i) as of the date hereof all outstanding shares of capital stock of the Company's subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable and were not issued in violation of any preemptive rights and (ii) except as would not have a Material Adverse Effect, are owned by the Company or a direct or indirect wholly owned subsidiary of the Company, free and clear of all liens, charges, encumbrances, claims, rights of first refusal, limitations on voting rights and options of any nature. Except as set forth above and on
Schedule 5.2, there are not as of the date hereof any outstanding or authorized options, warrants, calls, rights (including preemptive rights), commitments or any other agreements of any character which the Company or any of its Significant Subsidiaries or, except as would not have a Material Adverse Effect, any of its other subsidiaries is a party to, or may be bound by, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of the Company or any of its subsidiaries, or to provide funds to, or make a investment (in the form of a loan, capital contribution or otherwise) in, any of the Company's subsidiaries or any other person.

        5.3 Authority Relative to This Agreement. (a) The Company has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the approval and adoption of this Agreement by the shareholders of the Company, including Newco, in accordance with Section 703a of the BCA and the Company's Restated Articles of Incorporation). This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Newco, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

           (b) The Board of Directors of the Company has duly and validly approved and taken all corporate action required to be taken by the Board of Directors for the consummation of the transactions contemplated by this Agreement, including the Offer, the acquisition of Shares pursuant to the Offer and the Merger, including but not limited to, all actions required to render the provisions of Section 775 through Section 784 of the BCA restricting business combinations with "interested shareholders" and Article VIII of the Company's Restated Articles of Incorporation inapplicable to such transactions. The Company has taken all action necessary to opt out of Sections 790 through 799 of the BCA.

        5.4 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement nor the consummation by the Company of the transactions contemplated hereby will
(a) conflict with or result in any breach of any provision of the respective Articles of Incorporation or By-Laws of the Company or any of its Significant Subsidiaries; (b) except as set forth on Schedule 5.4(b), require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (i) in connection with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) pursuant to the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), and the Exchange Act, (iii) the filing of the Certificate of Merger pursuant to the BCA and the DGCL and appropriate documents with the relevant authorities of other states in which the Company or any of its subsidiaries is authorized to do business, (iv) in connection with any state or local tax which is attributable to the beneficial ownership of the Company's or its subsidiaries' real property, if any (collectively, the "Gains Taxes"), (v) as may be required by any applicable state securities or "blue sky" laws or state takeover laws, (vi) the approval of the Insurance Department of the State of New York (the "New York Department") and such filings and consents which may be required under the insurance laws of any state in which Gerber Life Insurance Company ("GLIC") does business, (vii) such filings, consents, approvals, orders, registrations and declarations as may be required under the laws of any foreign country in which the Company or any of its subsidiaries conducts any business or owns any assets or (viii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not in the aggregate have a Material Adverse Effect; (c) except as set forth on
Schedule 5.4(c), result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or lien or other charge or encumbrance) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, permit, franchise, license, agreement or other instrument or obligation to which the Company or any of its subsidiaries or any of their assets may be bound or affected, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or lien or other charge or encumbrance) as to which requisite waivers or consents have been obtained or which, individually or in the aggregate, would not have a Material Adverse Effect; or (d) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in this
Section 5.4 are duly and timely obtained or made and, with respect to the Merger, the approval of this Agreement by the Company's shareholders has been obtained, violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its subsidiaries or to any of their respective assets, except for violations which would not individually or in the aggregate have a Material Adverse Effect.

        5.5 Compliance. Neither the Company nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound or affected, or (ii) any note, bond, mortgage, indenture, lease, permit, franchise, license, agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any property or asset of the Company or any of its subsidiaries is bound or affected, except for any such conflicts, defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect.

        5.6    SEC Reports; Financial Statements.

           (a) The Company has filed all forms, reports and documents required to be filed by it with the SEC since March 31, 1993 pursuant to the federal securities laws and the SEC rules and regulations thereunder, all of which, as of their respective dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act (collectively, the "Company SEC Reports"). None of the Company SEC Reports, including, without limitation, any financial statements or schedules included therein, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the

Company's subsidiaries is required to register any of its outstanding securities under the Securities Act or the Exchange Act.

           (b) The consolidated statements of financial position and the related consolidated statements of operations, shareholders' equity and cash flows (including the related notes thereto) of the Company for the fiscal year ended March 31, 1994 set forth on Schedule 5.6(b) hereto (including the related notes thereto, the "1994 Financial Statements") comply in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as otherwise noted therein), and present fairly the consolidated financial position of the Company and its consolidated subsidiaries as of their respective dates, and the consolidated results of their operations and their cash flows for the periods presented therein.

           (c) Except as set forth in the 1994 Financial Statements, neither the Company nor any of its subsidiaries has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected on a balance sheet, or in the notes thereto, prepared in accordance with generally accepted accounting principles, except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since March 31, 1994 which would not, individually or in the aggregate, have a Material Adverse Effect. Set forth on Schedule 5.6(c) is a description, as of the date hereof, of all interest rate and currency exchange agreements and all uncovered commodities trading positions in excess of normal supply requirements.

           (d)  The Company has delivered to Parent true and complete copies of
(i) the annual statement of GLIC filed with the New York Department for the year ended December 31, 1993, together with all related notes, exhibits and schedules thereto (the "GLIC Annual Statement"), and (ii) the audited statutory basis balance sheet of GLIC for the year ended December 31, 1993, and the related audited statutory basis statements of operations, changes in capital stock and surplus and cash flows, together with all related notes, accompanied by the report thereon of Ernst & Young, GLIC's independent auditors (the "GLIC Audited Statements"). Except as would not result in a Material Adverse Effect, the GLIC Annual Statement and the GLIC Audited Statements were prepared in accordance with statutory accounting principles applied on a basis consistent with prior periods (except as otherwise noted therein) and present fairly the statutory assets, liabilities, capital and surplus, results of operations and cash flows of GLIC as of the date thereof or for the period covered thereby. The GLIC Annual Statement complied on its date of filing with the New York Insurance
Code (the "NYIC") and the rules and regulations of the New York Department promulgated thereunder, except for any failure to comply which would not result in a Material Adverse Effect.

           (e) All reserves reflected in the GLIC Annual Statement (i) were determined in accordance with commonly accepted actuarial standards consistently applied, (ii) met in all material respects the requirements of the NYIC and the rules and regulations of the New York Department promulgated thereunder and the insurance laws and regulations of each other jurisdiction in which GLIC is licensed to write life insurance and (iii) reflected the related reinsurance, coinsurance and other similar agreements to which GLIC is a party. Except as would not have a Material Adverse Effect, adequate provision for all such reserve liabilities has been made (under commonly accepted actuarial standards consistently applied and through reinsurance, coinsurance or other similar agreements) to cover the total amount of all reasonably anticipated matured and unmatured benefits, claims and other liabilities of GLIC under all insurance policies under which GLIC has any liability (including, without limitation, any liability arising out of or as a result of any reinsurance, coinsurance or other similar agreement) on the date of the GLIC Annual Statement based on commonly accepted actuarial assumptions as to future contingencies which are reasonable and appropriate under the circumstances.

        5.7 Absence of Certain Changes or Events. Except as disclosed in the Company SEC Reports, as reflected on the 1994 Financial Statements, as set forth on Schedule 5.7 or contemplated by this Agreement, since March 31, 1993, the business of the Company has been car-ried on only in the ordinary and usual course and in a manner consistent with past practice, and there has not been (i) any change in the business, operations, properties, condition (financial or otherwise) or assets or liabilities (including, without limitation, contingent liabilities) of the Company or any of its subsidiaries having, individually or in the aggregate, a Material Adverse Effect, (ii) any damage, destruction or loss (whether or not covered by insurance) with respect to any property or asset of the Company or any of its subsidiaries and having, individually or in the aggregate, a Material Adverse Effect, (iii) any change by the Company in its accounting methods, principles or practices, (iv) any revaluation by the Company of any assets (including, without limitation, any writing down of the value of inventory or writing off of notes or accounts receivable), other than in the ordinary course of business consistent with past practice, (v) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Company (other than the declaration and payment of regular quarterly dividends of $.215 per Share in accordance with past dividend policy) or any redemption, purchase or other acquisition of any of its securities or
(vi) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any officers or key employees of the Company or any of its subsidiaries, except in the ordinary course of business consistent with past practice.

        5.8 Litigation. The Company SEC Reports or the 1994 Financial Statements accurately disclose in all material respects as of the date of this Agreement all actions, claims, suits, proceedings and governmental investigations pending or, to the knowledge of the Company, threatened, which
(i) are required to be disclosed therein by the Securities Act and the Exchange Act or (ii) individually or in the aggregate, are reasonably likely to have a Material Adverse Effect.

        5.9 Proxy Statement; Offer Documents. Any proxy, information statement or similar materials dis-tributed to the Company's shareholders in connection with the Merger, including any amendments or supplements thereto (the "Proxy Statement"), will comply in all material respects with applicable federal securities laws, and will not, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to shareholders of the Company, at the time of the Shareholders Meeting or at the Effective Time, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders Meeting which shall have become false or misleading, except that no representation is made by the Company with respect to information supplied by Newco or Parent for inclusion in the Proxy Statement. None of the information supplied by the Company in writing for inclusion in the Offer Documents or contained in the Schedule 14D-9 will, at the respective times that the Offer Documents and the Schedule 14D-9 or any amendments or supplements thereto are filed with the SEC and are first published or sent or given to holders of Shares, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Schedule 14D-9 will comply in all material respects with applicable federal securities laws.

        5.10 Taxes. Since April 1, 1990, the Company and its subsidiaries have filed when due all Federal, state, local and foreign income tax returns that any of them is required to file ("Tax Returns") other than those Tax Returns the failure of which to file would not have a Material Adverse Effect and have paid all taxes shown on those returns. The Company has delivered or made available to Parent true and complete copies of its Federal income tax returns for each of the three years ended March 31, 1991 through 1993.

        5.11 Employee Benefit Plans; Labor Matters. (a) With respect to the employee benefit plans, programs and arrangements maintained or contributed to by the Company or any of its United States subsidiaries (the

"Company Plans"), except as set forth on Schedule 5.11, the Company SEC Reports or the 1994 Financial Statements and except as would not individually or in the aggregate have a Material Adverse Effect: (i) each Company Plan intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), has received a favorable determination letter from the Internal Revenue Service (the "IRS") that it is so qualified and nothing has occurred since the date of such letter that could reasonably be expected to affect the qualified status of such Company Plan; (ii) each Company Plan has been operated in all material respects in accordance with its terms and the requirements of applicable law; (iii) neither the Company nor any of its United States subsidiaries has incurred any direct or indirect liability under, arising out of or by operation of Title IV of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), in connection with the termination of, or withdrawal from, any Company Plan or other retirement plan or arrangement, and no fact or event exists that could reasonably be expected to give rise to any liability. Except as set forth on Schedule 5.11 or the Company SEC Reports, or the 1994 Financial Statements the aggregate accumulated benefit obligations of each Company Plan subject to Title IV of ERISA (as of the date of the most recent actuarial valuation prepared for such Company Plan) do not exceed the fair market value of the assets of such Company Plan (as of the date of such valuation).

           (b) With respect to each Company Plan subject to non-United States law (a "Foreign Plan") and any government-sponsored employee benefit arrangement to which the Company or any of its subsidiaries must contribute under applicable non-United States law (a "Foreign Governmental Scheme"), except as would not individually or in the aggregate have a Material Adverse Effect, (i) any employer or employee contributions required by law or by the terms of any Foreign Plan or Foreign Government Scheme have been made, or, if applicable, accrued in accordance with normal accounting practices, (ii) the fair market value of the assets of each funded Foreign Plan, or the liability of each insurer for any Foreign Plan funded through insurance or the book reserve established for any Foreign Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Plan and no transaction contemplated by this Agreement shall cause such assets, book reserves or insurance obligations to be less than such benefit obligations, and (iii) each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

        (c) The Company has made available to Parent all collective bargaining or other labor union contracts to which the Company or any of its Significant Subsidiaries is a party applicable to persons employed by the Company or its Significant Subsidiaries as of the date of this Agreement. As of the date of this Agreement, there is no pending or threatened in writing labor dispute, strike or work stoppage against the Company or any of its subsidiaries which may interfere with the respective business activities of the Company or its subsidiaries, except where such dispute, strike or work stoppage would not have a Material Adverse Effect.

        5.12 Environmental Laws and Regulations. Except as publicly disclosed by the Company, (i) the Company and each of its subsidiaries is in compliance with all applicable federal, state, local and foreign laws and regulations relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) (collectively, "Environmental Laws"), except for non-compliance that individually or in the aggregate would not have a Material Adverse Effect and (ii) neither the Company nor any of its subsidiaries has received written notice of, or, to the knowledge of the Company, is the subject of, any action, cause of action, claim, investigation, demand or notice by any person or entity alleging liability under or non-compliance with any Environmental Law (an "Environmental Claim") which is reasonably likely to have a Material Adverse Effect.

        5.13 Tangible Property. The Company and its subsidiaries have sufficient title to all their properties and assets to conduct their respective businesses as currently conducted or as contemplated to be conducted, with only such exceptions as individually or in the aggregate would not have a Material Adverse Effect.

        5.14 Intangible Property. Except as set forth on Schedule 5.14, (i) the Company or a subsidiary of the Company is the owner of all items of intangible property, including, without limitation, trademarks and service marks (whether or not registered), trade names, brand names, patents and copyrights, which are material to the business of the Company as currently conducted, taken as a whole, and (ii) the Company or a subsidiary of the Company is the owner of, or a licensee under a valid license for, all other items of intangible property which are used in the business of the Company and its subsidiaries as currently conducted except where the failure to own or have a valid license to such other intangible property would not have a Material Adverse Effect. Except as disclosed on Schedule 5.14, there are no claims pending or, to the Company's knowledge, threatened, that the Company or any subsidiary is in violation of any such intangible property rights of any third party which is reasonably likely to have a Material Adverse Effect.

        5.15 Certain Agreements. Except as set forth on Schedule 5.15, neither the Company nor any of its subsidiaries is a party to, or bound by, any contract or agreement that materially limits the ability of the Company directly or through any of its subsidiaries to compete in any line of business or with any person or in any geographic area or during any period of time.

        5.16 Brokers and Finders. Except for the fees and expenses payable to Goldman, Sachs & Co. and Wasserstein Perella & Co., Inc., which fees and expenses are reflected in their agreements with the Company, true and complete copies of which have been furnished to Parent, the Company has not employed any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder's or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

        5.17 Opinions of Financial Advisors. The Company has received the opinions of Goldman, Sachs & Co. and Wasserstein Perella & Co., Inc., to the effect that the consideration to be received by the shareholders of the Company pursuant to the Offer and the Merger is fair to such shareholders from a financial point of view, a copy of which opinions will be delivered to Parent upon receipt.

                                 ARTICLE VI


                    REPRESENTATIONS AND WARRANTIES OF PARENT
                                   AND NEWCO

        Each of Parent and Newco represent and warrant jointly and severally to the Company that:


        6.1 Corporate Organization and Qualification. Each of Parent and Newco is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation.

        6.2 Authority Relative to This Agreement. Each of Parent and Newco has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by Parent and Newco of the transactions contemplated hereby have been duly and validly authorized by the respective Boards of Directors of Parent and Newco and by the shareholders of Newco, and no other corporate proceedings on the part of Parent and Newco are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Newco and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of each of Parent and Newco, enforceable against each of them in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

        6.3 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by Parent or Newco nor the consummation by Parent and Newco of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the Articles of Incorporation or the By-Laws, respectively, of Parent or Newco; (b) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (i) in connection with the applicable requirements of the HSR Act, (ii) pursuant to the applicable requirements of the Exchange Act, (iii) the filing of the Certificate of Merger pursuant to the BCA and DGCL and appropriate documents with the relevant authorities of other states in which Parent is authorized to do business, (iv) as may be required by any applicable state securities or "blue sky" laws or state takeover laws, (v) the approval of the New York Department in connection with the indirect acquisition by Parent of GLIC and such filings and consents which may be required under the insurance laws of any state in which GLIC does business, and (vi) such filings, consents, approvals, orders, registrations, declarations and filings as may be required under the laws of any foreign country in which Parent or any of its subsidiaries conducts any business or owns any assets; (c) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or lien or other charge or encumbrance) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, permit, franchise, license, agreement or other instrument or obligation to which Parent or Newco may be bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or lien or other charge or encumbrance) as to which requisite waivers or consents have been obtained or which, in the aggregate, would not prevent or materially delay the consummation of the transactions contemplated by this Agreement; or (d) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in this Section 6.3 are duly and timely obtained or made, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or Newco or to any of their respective assets, except for violations which would not prevent or materi-ally delay the consummation of the transactions contemplated by this Agreement.

        6.4 Annual Report; Financial Statements. Parent has delivered to the Company true and complete copies of Parent's 1993 Annual Report. The consolidated balance sheet and the related consolidated statement of income (including the related notes thereto) of Parent included in Parent's 1993 Annual Report have been prepared in accordance with the accounting standards described therein.

        6.5 Proxy Statement; Schedule 14D-9. None of the information supplied by Parent or Newco in writing for inclusion in the Proxy Statement or the
Schedule 14D-9 will, at the respective times that the Proxy Statement and the
Schedule 14D-9 or any amendments or supplements thereto are filed with the SEC and are first published or sent or given to holders of Shares, and in the case of the Proxy Statement, at the time that it or any amendment or supplement thereto is mailed to the Company's shareholders, at the time of the Shareholders' Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        6.6 Financing. Either Parent or Newco has sufficient funds available to purchase all of the Shares outstanding on a fully diluted basis and to pay all fees and expenses related to the transactions contemplated by this Agreement.

        6.7 Interim Operations of Newco. Newco was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

        6.8 Brokers and Finders. Except for the fees and expenses payable to Morgan Stanley & Co. Incorporated, which fees and expenses are reflected in its agreement with Parent, a true and correct copy of which has been furnished to the Company, Parent has not employed any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder's or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.


                                   ARTICLE VII


                      ADDITIONAL COVENANTS AND AGREEMENTS

        7.1    Conduct of Business of the Company.

           (a) Except as set forth on Schedule 7.1(a), the Company agrees that during the period from the date of this Agreement to the Effective Time (unless Parent shall otherwise agree in writing and except as otherwise contemplated by this Agreement), the Company will, and will cause each of its subsidiaries to, conduct its operations according to its ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, seek to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time. Without limiting the generality of the foregoing, and except as otherwise permitted in this Agreement prior to the Effective Time or as set forth in Schedule 7.1, neither the Company nor any of its subsidiaries will, without the prior written consent of Parent:

                (i) except for a maximum of 1,705,537 Shares (together with associated Rights) to be issued pursuant to the terms of the Company's Stock Ownership Program (or its predecessor plans), the Gerber Company Retirement Investment Plan or the Company's Employee Stock Ownership Plan, issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (A) any additional shares of capital stock of any class (including the Shares), or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options (including the grant of any options under the current Stock Plans), calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest), or (B) any other securities in respect of, in lieu of, or in substitution for, Shares outstanding on the date hereof;

                (ii) except as required pursuant to the terms of the Company's stock-based employee benefit plans, redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding Shares;

                (iii) split, combine, subdivide or reclassify any Shares or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution, whether in cash, stock, property or otherwise, in respect of any Shares or otherwise make any payments to shareholders in their capacity as such, other than the declaration and payment of regular quarterly cash dividends not to exceed $.215 per Share in accordance with past dividend policy and except for dividends by a wholly owned subsidiary of the Company;

                (iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries not constituting an inactive subsidiary (other than the Merger);

                (v) adopt any amendments to its Restated Articles of Incorporation or By-Laws or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary not constituting an inactive subsidiary of the Company;

                (vi) make any material acquisition, by means of merger, consolidation or otherwise, or material disposition, of assets or securities;

                (vii) incur any indebtedness for borrowed money or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any wholly owned subsidiary of the Company, except for the incurrence of (A) short term indebtedness in the ordinary course of business consistent with past practice or (B) up to $10,000,000 of indebtedness related to the construction of the Company's new plant in Costa Rica;

                (viii) grant any increases in the compensation of any of its directors, officers or key employees, except in the ordinary course of business and in accordance with past practice or as may be approved on a case by case basis by a designated representative of the Parent;

                (ix) pay or agree to pay any pension, retirement allowance, severance or other employee benefit not required or contemplated by any of the existing benefit, severance, termination, pension or employment plans, agreements or arrangements as in effect on the date hereof to any such director or officer, whether past or present;

                (x) enter into any new or amend any existing employment or severance or termination agreement with any such director or officer;

                (xi) except in the ordinary course of business consistent with past prac-tice or as may be required to comply with applicable law, become obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement, or similar plan or arrangement, which was not in existence on the date hereof, or amend any such plan or arrangement in existence on the date hereof if such amendment would have the effect of materially enhancing any benefits thereunder;

                (xii) make any capital expenditures or commitments for any capital expenditures, other than capital expenditures or commitments for any capital expenditures in amounts consistent with the Company's fiscal 1995 budget previously disclosed to Parent;

                (xiii) make any material changes in its customary methods of marketing, distributing or licensing;

                (xiv) take, or agree to commit to take, any action that would make any representation or warranty of the Company contained herein inaccurate in any respect at, or as of any time prior to, the Effective Time; or

                (xv) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

        7.2 Acquisition Proposals. The Company and its subsidiaries and their respective officers, directors and employees will immediately cease any existing discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal (as hereinafter defined in Section 10.10). The Company may, directly or indirectly, furnish information and access, in each case only in response to requests which were not solicited by the Company after the date of this Agreement, to any corporation, partnership, person or other entity or group pursuant to confidentiality agreements, and may participate in discussions and negotiate with such entity or group concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company or any subsidiary or division of the Company, if such entity or group has submitted a bona fide written proposal to the Board of Directors relating to any such transaction which the Board reasonably determines represents a superior transaction to the Offer and the Merger, and if, in the opinion of the Board of Directors after consultation with independent legal counsel, the failure to provide such information or access or to engage in such discussions or negotiations would be inconsistent with their fiduciary duties to the Company's shareholders under applicable law. The Company shall notify Parent immediately if any such request or proposal, or any inquiry or contact with any person with respect thereto, is made and shall keep Parent apprised of all developments which could reasonably be expected to culminate in the Board withdrawing, modifying or amending its recommendation of the Offer, the Merger and the other transactions contemplated by this Agreement. The Company agrees not to release any third party from, or waive any provision of, any confidentiality or standstill agreement to which the Company is a party unless, in the opinion of the Board of Directors after consultation with independent legal counsel, the failure to provide such release or waiver would be inconsistent with their fiduciary duties to the Company's shareholders under applicable law.

        7.3    All Reasonable Efforts.

           (a) Subject to the terms and conditions herein provided, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using all reasonable efforts to obtain all necessary or appropriate waivers, consents and approvals, and to effect all necessary registrations, filings and submissions (including, but not limited to, (i) filings under the HSR Act and any other submissions requested by the Federal Trade Commission or Department of Justice, (ii) filings and consents required under the NYIC and any filings or consents which may be required under the insurance laws of any state in which GLIC does business and
(iii) such filings, consents, approvals, orders registrations and declarations as may be required under the laws of any foreign country in which the Company or any of its subsidiaries conducts any business or owns any assets) and to lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible), subject, however, to the requisite votes of the shareholders of any or all of the Company, Newco and Parent.

           (b) Notwithstanding the foregoing, the Company shall not be obligated to use all reasonable efforts or take any action pursuant to this Section 7.3 if, in the opinion of the Board of Directors after consultation with independent legal counsel, such actions would be inconsistent with their fiduciary duties to the Company's shareholders under applicable law.

        7.4    Access to Information.

           (a) Upon reasonable notice, the Company shall (and shall cause each of its subsidiaries to) afford to officers, directors, employees, counsel, accountants and other authorized representatives of Parent ("Representatives"), in order to evaluate the transactions contemplated by this Agreement, reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, officers, directors, employees, counsel, accountants and other representatives, books and records and, during such period, shall (and shall cause each of its subsidiaries to) furnish promptly to such Representatives all information concerning its business, properties and personnel and all financial operating and other data as may reasonably be requested. Parent agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 7.4 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement.

           (b) The Confidentiality Agreement previously entered into between the Company and Parent (the "Confidentiality Agreement") shall apply with respect to information furnished by the Company, its subsidiaries and the Company's officers, directors, employees, counsel, accountants and other authorized representatives hereunder.

           (c) No investigation pursuant to this Section 7.4 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

        7.5 Publicity. The parties will consult with each other and will mutually agree upon any press releases or public announcements pertaining to the Offer or the Merger and shall not issue any such press releases or make any such public announcements prior to such consultation and agreement, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use all reasonable efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements.

        7.6    Indemnification of Directors and Officers.

           (a) The Articles of Incorporation and By-Laws of the Surviving Corporation shall contain provisions with respect to indemnification no less favorable to any party indemnified thereunder than those set forth in the Restated Articles of Incorporation and By-Laws of the Company on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by law; provided, that in the event any claim or claims are asserted or made within such six year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

           (b) Parent shall cause to be maintained in effect for the Indemnified Parties (as defined below) for not less than three years the current policies of directors' and officers' liability insurance maintained by the Company and the Company's subsidiaries with respect to matters occurring at or prior to the Effective

Time (including, without limitation, the transactions contemplated by this Agreement); provided, that Parent may substitute therefor policies of substantially the same coverage containing terms and conditions which are no less advantageous, in any material respect, to the Company's present or former directors, officers, employees, agents or other individuals otherwise covered by such insurance policies prior to the Effective Time (the "Indemnified Parties"); provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 7.6(b) more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance (which premiums the Company represents and warrants to be $251,800 in the aggregate). In the event that, but for the proviso to the immediately preceding sentence, the Surviving Corporation would be required to expend more than 200% of current annual premiums, pursuant to this Section 7.6(b), the Surviving Corporation shall nonetheless purchase the maximum amount of such insurance obtainable by payment of annual premiums equal to 200% of current annual premiums.

           (c) In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent's option, Parent, shall assume the obligations set forth in this Section 7.6.

        7.7 Filings under the NYIC. Parent shall promptly file a Form A with the New York Department pursuant to the NYIC and shall use all reasonable efforts to obtain approval for the Merger from the New York Department and the Company shall use all reasonable efforts to cooperate with Parent in preparing such filing and obtaining such approval.

        7.8    Employees.

           (a) For a period of at least two years after the Effective Time, Parent shall cause the Surviving Corporation to continue to maintain the Company's existing compensation, severance, welfare and pension benefit plans, programs and arrangements (other than any stock based plans, programs and arrangements for which alternative incentive compensation plans will be put into effect pursuant to paragraph (b) below) for the benefit of current and former employees of the Company and its subsidiaries (subject to such modification as may be required by applicable law or to maintain the tax exempt status of any such plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code), provided that (i) nothing herein shall prohibit Parent from replacing any such existing plan or plans, program(s) or arrangement(s) with a plan or plans, program(s) or arrangement(s) which provide such employees with benefits which are not less favorable in the aggregate than the benefits that would have been provided under the Company's existing plan(s), program(s) or arrangement(s) to the extent such replacement is permitted under the terms of the applicable plan, program or arrangement and (ii) nothing herein shall obligate Parent to provide such employees with any stock based compensation (including, without limitation, stock options or stock appreciation rights) after the Effective Time.

           (b) In the light of Parent's desire that the Surviving Corporation provide appropriate employee incentives in the future, Parent agrees to develop during the one-year period following the Effective Time a new performance based incentive compensation plan for the benefit of employees of the Surviving Corporation and its subsidiaries as an appropriate substitute for the Company's current stock based plans, programs and arrangements.

           (c) All service credited to each employee by the Company through the Effective Time shall be recognized by Parent for all purposes, including for purposes of eligibility, vesting and benefit accruals under any employee benefit plan provided by Parent for the benefit of the employees; provided, however, that, to the extent necessary to avoid duplication of benefits, amounts payable under employee benefit plans provided by Parent may be reduced by amounts payable under similar Company Plans with respect to the same periods of service.

           (d) Individual Agreements. Parent hereby agrees to cause the Surviving Corporation to honor (with-out modification) and assume the employment agreements, executive termination agreements and individual benefit arrangements listed on Schedule 7.8(d), all as in effect at the date hereof.

        7.9    Company Board Representation; Section 14(f).

           (a) Promptly upon the purchase by Newco of Shares pursuant to the Offer, and from time to time thereafter, and subject to the last sentence of
Section 7.9(c), Newco shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as shall give Newco representation on the Board of Directors of the Company equal to the product of the total number of directors on the Board of Directors of the Company (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Newco or any affiliate of Newco following such purchase bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly use all reasonable efforts to cause Newco's designees to be elected as directors of the Company, including increasing the size of the Board of Directors of the Company (subject to the provisions of Article VI of the Company's Restated Articles of Incorporation) or securing (to the extent possible) the resignations of incumbent directors or both. At such times, the Company shall use all reasonable efforts to cause persons designated by Newco to constitute the same percentage as persons designated by Newco shall constitute of the Board of Directors of the Company of (i) each committee of the Board of Directors of the Company, (ii) each board of directors of each domestic subsidiary and (iii) each committee of each such board, in each case only to the extent permitted by applicable law or the rules of any stock exchange on which the Shares are listed. Notwithstanding the foregoing, until the earlier of (i) the time Newco acquires a majority of the then outstanding Shares on a fully diluted basis and (ii) the Effective Time, the Company shall use all reasonable efforts to ensure that all the members of the Board of Directors of the Company and each committee of the Board of Directors of the Company and such boards and committees of the domestic subsidiaries as of the date hereof who are not employees of the Company shall remain members of the Board of

Directors of the Company and of such boards and committees.

           (b) The Company's obligation to appoint designees to the Board of Directors of the Company shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions required pursuant to such Section and Rule in order to fulfill its obligations under this Section 7.9 and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to fulfill such obligations. Parent or Newco shall supply to the Company and be solely responsible for any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1.

           (c)  Following the election of designees of Newco pursuant to this
Section 7.9, prior to the Effective Time, any amendment of this Agreement or the Articles of Incorporation or By-laws of the Company, any termination of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Newco or waiver of any of the Company's rights hereunder shall require the concurrence of a majority of the directors of the Company then in office who are directors as of the date hereof or persons designated by such directors and neither were designated by Newco nor are employees of the Company ("Continuing Directors"). Prior to the Effective Time, the Company and Newco shall use all reasonable efforts to ensure that the Company's Board of Directors at all times includes at least three Continuing Directors.

        7.10 Notification of Certain Matters. The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would cause any representation or warranty contained in this Agreement to be untrue or inaccurate and (ii) any failure by the Company, Parent or Newco, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursu-ant to this Section 7.10 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.


                                 ARTICLE VIII


                    CONDITIONS TO CONSUMMATION OF THE MERGER

        8.1 Conditions to Each Party's Obligations to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

           (a) Shareholder Approval. If required for the consummation of the Merger, this Agreement and the transactions contemplated hereby shall have been duly approved by the shareholders of the Company in accordance with applicable law and the Restated Articles of Incorporation of the Company; provided that Parent and Newco shall vote all of their Shares in favor of the Merger.

           (b) Injunction. There shall not be in effect any statute, rule, regulation, executive order, decree, ruling or injunction or other order of a court or governmental or regulatory agency of competent jurisdiction directing that the transactions contemplated herein not be consummated or which has the effect of making the acquisition of shares by Newco illegal; provided, however, that prior to invoking this condition each party shall use all reasonable efforts to have any such decree, ruling, injunction or order vacated.

           (c) Governmental Filings and Consents. All governmental consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated hereby shall have been obtained and be in effect at the Effective Time (including, but not limited to, the approval of the New York Department and any approvals which may be required under the insurance laws of any state in which GLIC does business and such approvals and consents as may be required under the laws of any foreign country in which the Company or any of its subsidiaries conducts any business or owns any assets), except where the failure to obtain any such consent would not reasonably be expected to have a Material

Adverse Effect on Parent (assuming the Merger had taken place), and the waiting periods under the HSR Act shall have expired or been terminated.

           (d) The Offer. Newco shall have purchased Shares pursuant to the Offer.


                                   ARTICLE IX


                         TERMINATION; AMENDMENT; WAIVER

        9.1 Termination by Mutual Consent. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time, by the mutual written consent of Parent and the Company.

        9.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Offer and the Merger may be abandoned by Parent or the Company if (i) any court of competent jurisdiction in the United States or some other governmental body or regulatory authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable or (ii) Newco shall not have purchased Shares pursuant to the Offer on or prior to November 30, 1994; provided, that the right to terminate this Agreement pursuant to this Section 9.2 shall not be available to any party whose failure to fulfill any of its obligations under this Agreement results in such failure to purchase.

        9.3 Termination by Parent. This Agreement may be terminated by Parent prior to the purchase of Shares pursuant to the Offer by Newco, if (i) the Company shall have failed to perform in any material respect any of its material obligations under this Agreement to be performed at or prior to such date of termination, which failure to perform is incapable of being cured by November 30, 1994; (ii) any representation or warranty of the Company contained in this Agreement shall not be true and correct (except for changes permitted by this Agreement and those representations which address matters only as of a particular date shall remain true and correct as of such date), except, in any case, such failures to be true and correct which are not reasonably likely to have Material Adverse Effect on the Company; provided, that such failure to be true and correct is incapable of being cured prior to November 30, 1994; or (iii) an Acquisition Proposal for the Company exists and the Board of Directors of the Company withdraws or materially modifies or changes (including by amendment of the Schedule 14D-9) its recommendation of the Offer, this Agreement or the Merger in a manner adverse to Parent or Newco; provided, that a statement by the Board of Directors of the Company that it is neutral or unable to take a position with respect to the Offer, this Agreement or the Merger shall not be deemed to constitute a withdrawal, modification or change of its recommendation of the Offer, this Agreement or the Merger; or (iv) the Board of Directors of the Company recommends to the shareholders of the Company an Acquisition Proposal for the Company.

        9.4 Termination by the Company. This Agreement may be terminated by the Company and the Offer and the Merger may be abandoned at any time prior to the Effective Time if (i) Newco shall have (x) failed to commence the Offer within five days following the date of the initial public announcement of the Offer or (y) terminated the Offer prior to the purchase of the Shares pursuant to the Offer; (ii) Newco or Parent shall have failed to perform in any material respect any of their material obligations under this Agreement to be performed at or prior to such date of termination, which failure to perform is incapable of being cured by November 30, 1994; (iii) any representation or warranty of Newco or Parent contained in this Agreement shall not be true and correct (except for changes permitted by this Agreement and those representations which address matters only as of a particular date shall remain true and correct as of such date), except, in any case, such failures to be true and correct which are not reasonably likely to adversely effect Parent's or Newco's ability to complete the Offer or the Merger; provided, that such failure to be true and correct is incapable of being cured prior to November 30, 1994; or (iv) the Board of Directors of the Company withdraws or materially modifies or changes its recommendation of the Offer, this Agreement or the Merger in order to approve the execution by the Company of a definitive agreement relating to an Acquisition Proposal for the Company and the Board of Directors of the Company after consultation with independent legal counsel determines that the failure to take such action would be inconsistent with its fiduciary duties to the Company's shareholders under applicable law.

        9.5 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Article IX, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its affiliates, directors, officers or shareholders, other than the provisions of this Section 9.5 and the provisions of Sections 10.1 and 10.2, the last sentence of Section 7.4(a) and Section 7.4(b). Nothing contained in this Section 9.5 shall relieve any party from liability for any breach of this Agreement.

        9.6 Extension; Waiver. At any time prior the Effective Time, each of Parent, Newco and the Company may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in any instrument in writing signed on behalf of such party. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.


                                  ARTICLE X


                           MISCELLANEOUS AND GENERAL

        10.1    Payment of Expenses and Other Payments.

           (a) Whether or not the Offer and the Merger shall be consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, provided that the Surviving Corporation shall pay, with funds of the Company and not with funds provided by Parent, any and all property or transfer taxes imposed on the Surviving Corporation or any Gains Taxes.

           (b) The Company agrees that if this Agreement is terminated pursuant to (i) Section 9.2(ii) and at the time of such termination (x) the Minimum Condition had not been satisfied and (y) an Acquisition Proposal existed; (ii) Section 9.3(iii); (iii) Section 9.3(iv); or (iv) Section 9.4(iv), the Company shall pay to Parent an amount equal to $70 million. Such payment shall be made as promptly as practicable but in no event later than the third business day following termination of this Agreement and shall be made by wire transfer of immediately available funds to an account designated by Parent.

           (c) The Company agrees that if this Agreement is terminated pursuant to Section 9.3(i) or Section 9.3(ii), the Company shall reimburse Parent and Newco for up to $15 million, in the aggregate, of their actual out of pocket expenses incurred in connection with the Agreement and the Offer (including, without limitation, legal fees, financial advisor fees, financing commitment fees and printer fees). Such payments shall be made as promptly as practicable but in no event later than the third business day following the Company's receipt of documentation evidencing such expenses, by wire transfer of immediately available funds to an account designated by Parent.

        10.2 Survival of Representations and Warranties; Survival of Confidentiality. The representations and warranties made herein shall not survive beyond the earlier of (i) termination of this Agreement or (ii) the Effective Time. This Section 10.2 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time. The Confidentiality Agreement shall survive any termination of this Agreement, and the provisions of such Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.

        10.3 Modification or Amendment. Subject to the applicable provisions of the BCA and the DGCL, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that after approval of this Agreement by the shareholders of the Company, no amendment shall be made which changes the consideration payable in the Merger or adversely affects the rights of the Company's shareholders hereunder without the approval of such shareholders.

        10.4 Waiver of Conditions. The conditions to each of the parties' obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

        10.5 Counterparts. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

        10.6 Governing Law. Except to the extent the BCA and the DGCL are mandatorily applicable to the rights of the stockholders of the Company and Newco, respectively, this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed within that state.

        10.7 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other parties shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile transmission (with a confirming copy sent by overnight courier), as follows:

           (a)  If to the Company, to

                Gerber Products Company
                445 State Street
                Fremont, Michigan 49413
                (616) 928-2000
                (616) 928-2963 (telecopier)
                with a copy to:

                Charles W. Mulaney, Esq.
                Skadden, Arps, Slate, Meagher
                & Flom
                333 West Wacker Drive
                Chicago, Illinois 60606
                (312) 407-0700 (telephone)
                (312) 407-0411 (telecopier)

           (b)  If to Parent or Newco, to

                Sandoz Corporation
                608 Fifth Avenue
                New York, New York 10020
                (212) 307-1122 (telephone)
                (212) 246-0185 (telecopier)

                with a copy to:
                David W. Heleniak, Esq.
                Shearman & Sterling
                599 Lexington Avenue
                New York, New York 10022
                (212) 848-4000 (telephone)
                (212) 848-7179 (telecopier)


or to such other persons or addresses as may be designated in writing by the party to receive such notice.

        10.8 Entire Agreement; Assignment. This Agreement and the Confidentiality Agreement (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof, and (b) shall not be assigned by operation of law or otherwise, except that Parent and Newco may assign all or any of their rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent provided that no such assignment shall relieve the assigning party of its obligations hereunder.

        10.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns. Nothing in this Agreement, express or implied, other than the right to receive the consideration payable in the Merger pursuant to Article IV hereof is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided, however, that the provisions of Section 7.6 shall inure to the benefit of and be enforceable by the Indemnified Parties.

        10.10    Certain Definitions.  As used herein:

           (a) "Significant Subsidiary" shall have the meaning ascribed to it under Rule 1-02 of Regulation S-X of the SEC.

           (b) "subsidiary" shall mean, when used with reference to any entity, any corporation a majority of the outstanding voting securities of which are owned directly or indirectly by such entity and Gerber de Venezuela.

           (c) "Material Adverse Effect" shall mean any adverse change in the financial condition, business or results of operations of the Company or any of its subsidiaries or Parent or any of its subsidiaries, as the case may be, which is material to the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as the case may be, other than any change or effect arising out of general economic conditions unrelated to any business in which the Company or Parent is engaged.

           (d) "Acquisition Proposal" means any proposal or offer for a merger, asset acquisition or other business combination involving a person or any proposal or offer to acquire a significant equity interest in, or a significant portion of the assets of, such person other than the transactions contemplated by this Agreement.

        10.11 Obligation of Parent. Whenever this Agreement requires Newco to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Newco to take such action and a guarantee of the performance thereof.

        10.12 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, each of which shall remain in full force and effect.

        10.13 Captions. The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

        10.14 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with its terms and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.



Attest:                                            GERBER PRODUCTS COMPANY


________________________                           By: /s/ Alfred Piergallini
                                                      Name:  Alfred Piergallini
                                                      Title:  Chairman, CEO and
                                                                President



Attest:                                            SANDOZ LTD.


________________________                           By: /s/ Dr. Marc Moret
                                                      Name:  Dr. Marc Moret
                                                      Title:  Chairman of the
                                                                Board

                                                   By: /s/ Dr. Rolf Schweizer
                                                      Name:  Dr. Rolf Schweizer
                                                      Title:  Chief Executive
                                                                Officer



Attest:                                            SL SUB CORP.


________________________                           By: /s/ Heinz Imhof
                                                      Name:  Heinz Imhof
                                                      Title:  President

                                                                         ANNEX A


                   THE CAPITALIZED TERMS USED HEREIN HAVE THE
                    MEANINGS SET FORTH IN THE AGREEMENT AND
                          PLAN OF MERGER TO WHICH THIS
                              ANNEX A IS ATTACHED


        Notwithstanding any other provisions of the Offer, Newco shall not be required to accept for payment or pay for any Shares, and may terminate or amend the Offer and may postpone the acceptance for payment of any Shares tendered if
(i) immediately prior to the expiration of the Offer the Minimum Condition shall not have been satisfied, (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer or (iii) subject to Newco's obligations set forth in Sections 1.1 and 7.7 of the Agreement, the indirect acquisition of GLIC by the Parent shall not have been approved by the New York Department or (iv) at any time on or after the date of this Agreement and prior to the acceptance for payment of Shares, any of the following conditions exist:

           (a) Any government entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which is in effect and which (i) materially restricts, prevents or prohibits consummation of the Offer, the Merger or any transaction contemplated by the Agreement, (ii) prohibits or limits materially the ownership or operation by the Company, Parent or any of their subsidiaries of all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole, or compels the Company, Parent or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole, (iii) imposes limitations on the ability of Parent, Newco or any other subsidiary of Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Newco pursuant to the Offer or otherwise on all matters properly presented to the Company's shareholders, including, without limitation, the approval and adoption of this Agreement and the transactions contemplated hereby or (iv) requires divestiture by Parent, Newco or any other affiliate of Parent of any Shares; provided that Parent shall have used all reasonable efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted;

           (b) The representations and warranties of the Company (without giving effect to any materiality qualifications) contained in the Agreement shall not be true and correct as of the date of consummation of the Offer as though made on and as of such date except (i) for changes specifically permitted by the Agreement, (ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date) and
(iii) in any case where such failure to be true and correct which would not, in the aggregate, have a Material Adverse Effect;

           (c) The Company shall not have performed or complied in all material respects with its material obligations under the Agreement to be performed or complied with by it;

           (d) The Merger Agreement shall have been terminated in accordance with its terms;

           (e) Prior to the purchase of Shares pursuant to the Offer, an Acquisition Proposal for the Company exists and the Board of Directors of the Company shall have withdrawn or materially modified or changed (including by amendment of the Schedule 14D-9) in a manner adverse to Newco its recommendation of the Offer, this Agreement or the Merger; provided, that a statement by the Board of Directors of the Company that it is neutral or unable to take a position with respect to the Offer shall not be deemed to constitute a withdrawal, modification or change of its recommendation of the Offer, this Agreement or the Merger; or

           (f) (i) it shall have been publicly disclosed or Newco shall have otherwise learned that any person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Parent or its affiliates or any group of which any of them is a member, shall have acquired beneficial ownership (determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of more than 25% of any class or series of capital stock of the Company

(including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted an option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 25% of any class or series of capital stock of the Company (including the Shares); or
(ii) any person or group shall have entered into a definitive agreement or agreement in principle with the Company with respect to a merger, consolidation or other business combination with the Company;

and, in the judgment of Newco in any such case, and regardless of the circumstances (including any action or omission by Newco) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payments.

                 The foregoing conditions are for the sole benefit of Newco and Parent and may be asserted by Newco or Parent regardless of the circumstances giving rise to any such condition or may be waived by Newco or Parent in whole or in part at any time and from time to time in their discretion. The failure by Newco or Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.